SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        MARKETING ACQUISITION CORPORATION
                                (Name of Issuer)


                   COMMON STOCK, no par value $0.001 per share
                         (Title of Class of Securities)


                                   57062G 10 9
                                 (CUSIP Number)


                                 Glenn A. Little
                   211 West Wall Street, Midland, Texas 79701
                                 (432) 682-1761
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 April 17, 2006
            (Date of Event, Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this 13D, and is filing this schedule because of Rule 13-d-1(e), 13(d)-1(f) or 13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 57062G 10 9                                          Page 2 of 4 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Glenn A. Little
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    Not applicable
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    Not applicable
    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     20,000,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       20,000,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,000,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    83.22%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    In
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 57062G 10 9                                          Page 3 of 4 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock") issued by Marketing Acquisition Corporation, a Nevada corporation (the "Issuer"), whose principal executive offices are located at 211 West Wall Street, Midland, Texas 79701.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is filed by Glenn A. Little, ( "The Reporting Person") whose address is 211 West Wall Street, Midland, Texas 79701. The Reporting Person is a businessman whose business address is 211 West Wall Street, Midland, Texas 79701.

     The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

     The source of funds is Reporting Person's personal funds and the amount of funds is $20,000.

ITEM 4. PURPOSE OF TRANSACTION

     On April 16, 2006, the Reporting Person purchased 10,000,000 shares of restricted common stock for $10,000. On April 17, 2006, the Reporting Person purchased an additional 10,000,000 shares of restricted common stock for $10,000. The purpose of the transaction was for investment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     As of the date of the Reporting Event, the Reporting Person beneficially owned 20,000,000 shares of the Issuer's stock, comprising approximately 83.22% of the common stock outstanding. The percentage used herein was calculated based upon the 24,033,600 shares of Common Stock of the Issuer stated by the Issuer as issued and outstanding as of the date of the Reporting Event. The Reporting Person has sole voting and dispositive powers with respect to 20,000,000 shares of Common Stock which he owns. The Reporting Person did not effect other transactions in the shares of the Common Stock.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 57062G 10 9                                          Page 4 of 4 Pages
---------------------                                          -----------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     N/A


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007


/s/ Glenn A. Little
-----------------------------
Glenn A. Little